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                                                          SEC FILE NO. 000-51443
                                                           CUSIP NO. 75382A 10 7

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check   One): Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q |X| Form 10D
         [ ] Form N-SAR [ ] Form N-CSR [ ]

For Period Ended: September 30, 2008

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended: ________________________


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                EXPLANATORY NOTE



                                     PART I
                             REGISTRANT INFORMATION

RAPTOR NETWORKS TECHNOLOGY, INC.
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Full Name of Registrant:

Former Name if Applicable

1508 S.Grand Avenue
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Address of Principal Executive Office (Street and Number)

SANTA ANA, CALIFORNIA 92705
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City, State and Zip Code

                                     PART II
                            RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

In connection with reduced revenues in third quarter 2008 ending September 30, an uncertain business outlook and the difficulties to attract funding THE REGISTRANT reduced expenses in August and September 2008 by implementing a substantial reduction in headcount and a substantial cut in consulting related expenses. In addition in early October the Company moved to a much smaller, much cheaper facility. Due to these factors the process of preparing the 10Q started substantially later than is normally the case and once started, progress was slow due to lack of resources. The finance and operations department of 4.5 individuals is now only 1.5 individuals and the workload is the same. Based on the above the registrant was unable to file its quarterly report on Form 10Q in a timely manner without unreasonable effort or expense. To the best of its knowledge the Registrant anticipates filing within the extension period of 5 days.

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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

BOB VAN LEYEN                        (714)                    380-6659
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  (Name)                          (Area Code)               (Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         BASED ON INFORMATION CURRENTLY AVAILABLE, THE REGISTRANT'S PRELIMINARY RESULTS OF OPERATIONS FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2008 INDICATE THAT :

         * QUARTER ENDED SEPTEMBER 30, 2008 - THE REGISTRANT EXPECTS TO REPORT NET REVENUES OF $75,662, A DECREASE OF 82% FROM THE $431,336 GENERATED DURING THE SAME QUARTER LAST YEAR. NET PROFIT FOR THE QUARTER ENDED SEPTEMBER 30, 2008 IS EXPECTED TO BE $16,883,220 AN INCREASE OF $7,398,056 OVER THE NET POFIT IN THE COMPARABLE QUARTER OF THE PRIOR YEAR. IT SHOULD BE NOTED THAT THESE PROFIT NUMBERS INCLUDE GAINS IN CONNECTION WITH A CHANGE IN FAIR VALUE OF WARRANTS AND CONVERSION OPTION LIABILITIES (NON CASH) OF $20,764,618 AND $19,127,702 IN THE THIRD QUARTER ENDING SEPTEMBER 30, 2008 AND THE SAME PERIOD IN 2007 RESPECTIVELY. EXCLUDING BEFORE-MENTIONED NON CASH GAINS NET RESULTS WOULD AMOUNT TO A LOSS OF $3,881,398 for the quarter ending SEPTEMBER 30, 2008 AND A LOSS OF $9,642,538 IN THE SAME PERIOD OF 2007. FULLY-DILUTED PROFIT PER SHARE IS EXPECTED TO BE $0.13 FOR THE QUARTER ENDED SEPTEMBER 30, 2008, A CHANGE OF $0.03 FROM THE FULLY-DILUTED PER SHARE PROFIT RECORDED IN THE SAME QUARTER LAST YEAR BASED ON 134,214,868 AND 94,882,711 WEIGHTED AVERAGE NUMBER OF DILUTED SHARES OUTSTANDING IN THE QUARTERS ENDED SEPTEMBER 30, 2008 AND 2007, RESPECTIVELY. EXPECTED THIRD QUARTER 2008 NET PROFIT REFLECTS LOSSES FROM OPERATIONS IN THE AMOUNT OF $1,377,696 AND A CHARGE TO OTHER INCOME IN THE AMOUNT OF $2,503,702 TO RECORD DEBT RELATED CHARGES (EXCLUDING CHANGE IN FAIR VALUE GAINS MENTIONED ABOVE).

         * NINE MONTHS ENDED SEPTEMBER 30, 2008 - THE REGISTRANT EXPECTS TO REPORT NET REVENUES OF $551,808, A DECREASE OF 34% FROM THE $831,964 GENERATED DURING THE SAME PERIOD LAST YEAR. NET LOSS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 IS EXPECTED TO BE $2,354,335, A DECREASE OF $27,886,911 OVER THE NET LOSS IN THE COMPARABLE PERIOD OF THE PRIOR YEAR. IT SHOULD BE NOTED THAT THESE LOSSES INCLUDE GAINS AND LOSSES IN CONNECTION WITH A CHANGE IN FAIR VALUE OF WARRANTS AND CONVERSION OPTION LIABILITIES (NON CASH) OF A GAIN OF $18,511,416 AND A LOSS OF $5,198,576 IN THE PERIOD OF NINE MONTHS ENDING SEPTEMBER 30, 2008 AND THE SAME PERIOD IN 2007 RESPECTIVELY. EXCLUDING BEFORE-MENTIONED NON CASH GAINS AND LOSSES NET RESULTS WOULD AMOUNT TO A LOSS OF $20,865,751 FOR THE PERIOD OF NINE MONTHS ENDING SEPTEMBER 30, 2008 AND A LOSS OF $25,042,670 IN THE SAME PERIOD OF 2007.FULLY-DILUTED LOSS PER SHARE IS EXPECTED TO BE $(0.03_) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008, A CHANGE OF $(0.49) FROM THE FULLY-DILUTED PER SHARE LOSS RECORDED IN THE SAME PERIOD LAST YEAR BASED ON 67,566,244 AND 58,608,509 DILUTED SHARES OUTSTANDING IN THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007, RESPECTIVELY. EXPECTED NET LOSS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 REFLECTS LOSSES FROM OPERATIONS IN THE AMOUNT OF $4,486,768 AND A CHARGE TO OTHER INCOME IN THE AMOUNT OF $16,378,983, MAINLY RELATED TO RECORD DEBT RELATED CHARGES (excluding changes in fair value mentioned before).

         THE FOREGOING NUMBERS ARE ESTIMATES AND MAY BE ADJUSTED AS THE REGISTRANT FINALIZES THE SUBJECT REPORT AND PREPARES ITS FINAL FINANCIAL STATEMENTS.

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                        RAPTOR NETWORKS TECHNOLOGY, INC.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 17, 2008               By: /S/ BOB VAN LEYEN
      -----------------                   --------------------------------------
                                          BOB VAN LEYEN, CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.